EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2010

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at November 29, 2010, and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended September 30, 2010 and 2009 and the related notes thereto. Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, and as a result do not contain all disclosure required for generally accepted accounting principles for annual statements. Accordingly, readers may want to refer to the March 31, 2010 audited annual consolidated financial statements and accompanying notes. All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are expressed in Canadian dollars except where noted. Financial statements and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or on the Company’s website www.eurasianminerals.com.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Vancouver-based mineral exploration company engaged in the acquisition and exploration of precious and base metals projects. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Europe, Southwest United States, and the Asia Pacific region. Eurasian Capital, the recently formed royalty and merchant banking division of EMX will focus on building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model. Eurasian is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol EMX.

COMPANY HIGHLIGHTS

Highlights during the three months ended September 30, 2010 (including subsequent events up to November 17, 2010) included:

  Completion of a $17.5 million private placement financing by issuing a total of 7,000,000 Units at $2.50 per Unit. Each Unit consists of one EMX common share and one transferable share purchase warrant.

  The appointment of Mr. Paul H. Zink as President of Eurasian Capital, the recently formed royalty and merchant banking division of EMX. Mr. Zink will focus on building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model.

  The selection by Newmont (“NEM”) of EMX's Platon and La Montagne licenses as a Designated Project (“Montagne”) in accordance with the EMX-NEM Strategic Venture Agreement. EMX and Newmont have been exploring these licenses since 2009 as part of the Regional Strategic Alliance exploration program. Montagne joins La Mine, La Miel, and Grand Bois as EMX-NEM Designated Projects, with significant work programs underway or planned by the joint venture.

  The completion of the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX). The Swedish subsidiary holds 1.0% net smelter return ("NSR") royalties over two advanced copper projects in Northern Sweden, the Viscaria and Adak Projects, being developed by Avalon Minerals Ltd. (ASX: AVI).

  Announcement of the drill results from the Grand Bois project in Haiti that include multiple, near-surface gold intercepts such as 42.6 meters averaging 2.65 g/t gold. This year's drill program confirmed historic drill results from the United Nations and other previous operators, and also intersected mineralization outside of the historic resource area. In addition, the drilling continued to intersect copper mineralization below the oxide gold zone.

  Announcement of exploration results for the Vert de Gris porphyry copper-gold prospect located in northwestern Haiti. These results include a 1.0 by 1.5 kilometer copper-in-soil anomaly greater than 0.1% copper, rock samples returning up to 7.52% copper and 3.73 g/t gold, and mapped geology and alteration that show clear evidence of a porphyry copper type system.

  Announcement of drill results from the Akarca gold-silver project in Turkey, including hole AKC-25 with an oxide intercept of 71.9 meters averaging 1.13 g/t gold-equivalent including a subinterval of 3.45 meters @ 4.77 g/t gold and 98.83 g/t silver.

  Discovery of a new zone of porphyry-copper style alteration and mineralization at Yerington, Nevada during an initial drill program by partner Entrée Gold Inc.

  The promotion of Dr. Eric Jensen from Chief Geologist to Global Generative Exploration Team Leader. Dr. Jensen will be responsible for managing EMX's current business unit programs in Haiti, Turkey, Kyrgyzstan, Australia-Pacific, and North America. He will also be responsible for overseeing the world-wide assessment of new prospect generation business opportunities for the Company. Eric was a co-founder of Bronco Creek Exploration, which was acquired by EMX earlier this year,

  The Company incurred $2,544,253 in expenditures on its exploration portfolio, and recovered $2,062,189 pursuant to its joint venture agreements.

EXPLORATION ACTIVITIES OVERVIEW

As in the previous quarters, EMX continued to acquire properties in multiple locations around the world, while ongoing exploration programs advanced key projects in Haiti and Turkey. EMX currently has interests in 96 mineral properties, exploration licenses and exclusive exploration permits globally, with 46 of those properties in partnership, and an additional 10 of the 96 properties representing EMX royalty interests.

Second Quarter exploration highlights include encouraging drill and surface sampling results from ongoing exploration at the Akarca joint venture in Turkey, 2010 drill program assays that confirm historic results in the main resource area of the Grand Bois Designated Project in Haiti, and the announcement that Newmont Ventures Limited (“Newmont”) selected the Montagne and Platon licenses, which host the Vert de Gris porphyry copper prospect in northwestern Haiti for Designated Project status (to be collectively known as “Montagne Designated Project”). Montagne joins La Miel, La Mine and Grand Bois as current designated projects in Haiti.

In North America, a new zone of porphyry-copper style alteration and mineralization was intercepted during an initial drill program by partner Entrée Gold Inc. (“Entrée”; TSX: ETG, NYSE: EGI) at Yerington, Nevada. Additional drill programs on multiple projects in the Bronco Creek Exploration portfolio are slated for late 2010, with 100% of the funding to be provided by partner companies.

EMX also commenced a 2000 meter core drilling program on the Gezart property in the Krygyz Republic. The program is designed to test down-dip projections of mapped gold zones at the surface, with some zones hosting veins that exhibit visible gold in surface exposures. The drill program at Gezart is slated to continue through the end of 2010.

Additional land acquisitions and property reviews are ongoing in several other business units, as EMX continues growing its portfolio of early-stage exploration properties. The property portfolio in Sweden continues to grow, where an additional 150 km2 of mineral rights were applied for in the Kiruna area, targeting porphyry copper-gold and iron-oxide-copper-gold (IOCG) type systems. New mineral licenses were also acquired in Australia, where EMX is targeting a newly identified belt of gold mineralization.

United States

Yerington, Nevada

At Yerington, Nevada, partner Entrée announced the recognition of a new mineralized porphyry copper occurrence on EMX’s Yerington West property (also known as the “Roulette” property). This previously unrecognized mineralized system was intersected at a depth of 350 meters beneath cover rocks during a phase-one drill program designed to test a conceptual target developed by Bronco Creek geologists. The intersection of porphyry-style alteration and mineralization in the first drill hole to intercept target rocks is encouraging. The Yerington district is a historic copper producer (the Yerington Mine, operated by Anaconda Mining between 1953 and 1978, produced 162 million tons of ore averaging 0.55% Cu), and hosts multiple centers of porphyry copper mineralization. The district is undergoing significant exploration activity by a number of companies.

Turkey

Akarca

An October 29th EMX news release summarized results for the ongoing exploration programs at the Akarca joint venture project. Surface sampling and core drilling continue to broaden the known zones of mineralization at Akarca, with an increasing recognition of the importance of the lower grade, oxide gold-silver mineralization developed between higher grade vein structures. These zones of near surface, lower-grade mineralization (i.e., typically ranging from 0.2 to greater than 1 ppm Au), are characterized by silicified and oxidized wall rocks that lie between surface mapped vein structures. The lower grade zones, some which exhibit silica veinlet stockworking, are not as erosionally resistant as the main quartz veins, and as a result are often concealed by a thin veneer of soil and vegetation. Such zones at Kucukhugla Tepe have demonstrated considerable continuity of low-grade oxide mineralization that may be amenable to bulk mining techniques. Channel samples collected in 2010 from the Kucukhugla Tepe area averaged 1.76 g/t gold and 22.75 g/t silver, with 260 of 345 samples containing greater than 0.2 g/t gold. Hole AKC-25, drilled to fill-in along strike of the Kucukhugla Tepe zone, contained an oxide interval of 71.9 meters that averaged 1.13 ppm gold-equivalent. The presence of low-grade mineralization with bulk mining potential could form an important compliment to the high-grade vein structures that have been the focus of exploration up to this point, and may provide a paradigm shift in the approach to exploration at Akarca. Exploration and evaluation of these zones are ongoing by EMX and joint venture partner Centerra Gold Inc.

Haiti

Grand Bois

Results from the thirteen-hole, 902-meter Grand Bois core drilling program were announced in a September 30th EMX news release. Eleven of the thirteen holes were drilled within, or on the periphery of, the historic resource area. Ten holes were drilled as “twins” of historic drill holes, returned results with average grades within 8% of the historic data, with average intercept lengths within 1%. These twinned hole results serve to confirm the historic drill results, and will provide a foundation for using the historic data for a NI 43-101 compliant resource estimate.

In addition, drilling in and around the historic resource area consistently identified copper mineralization beneath the gold zone, as did two reconnaissance holes drilled to the northwest in the area of the Riviere Brunette copper prospect. A northwest trending, 650 by 250 meter geophysical anomaly (IP-chargeability) is coincident with the historic resource area, and remains open laterally and at depth. Similar, untested IP anomalies also occur in the Riviere Brunette area. Further work is underway to evaluate the copper mineralization on the property.

Vert de Gris

Surface geochemical sampling and geologic mapping continued to define the extent of mineralization in and around the Vert de Gris porphyry copper-gold prospect in northwestern Haiti. The Vert de Gris mineralized system occurs within EMX’s Montagne and Platon licenses. In September, it was announced that the Montagne and Platon licenses were selected by Newmont Ventures Limited as a single designated project to be known as the "Montagne Designated Project". Newmont may earn a 70% participating interest in the Montagne Designated Project by sole funding the first US$10 million in venture expenditures within six years following the issuance of the mining convention and exploration licenses for the Project. If EMX elects that its interest up to the commencement of production be financed by Newmont, then Newmont will earn an additional 5% interest in the Project.

RESULTS OF OPERATIONS

Six month period ended September 30, 2010 compared to the six month period ended September 30, 2009

The net loss for the period increased by $1,641,698 to $4,162,555 (2009 - $2,520,857). This loss was made up of $1,459,612 in net exploration expenditures, $3,223,263 in general and administrative expenses, other items totaling $612,631 credit, and $92,311 in income tax expense. Some of the factors contributing to the increase in net loss are as follows:

  Consulting fees increased by $362,053 due to the additional consulting costs incurred on the Company’s strategic business development plans, and a bonus paid during the period to the President and CEO for achievements recognized by the Board of Directors.
  Professional fees increased by $117,202 and can be attributed to an increase in audit, legal and tax costs due to the expanding business activity of the Company.
  Stock based compensation expense increased from $293,239 to $1,863,001. There were a larger number of options being granted in the current six months at higher prices which increased the fair value amount calculated for the options granted. Additionally, common shares were issued for discretionary bonuses to officers, directors, employees, and consultants.
  The Company had a $778,527 gain during the period on the sale of some of its marketable securities, while a gain of $200,697 was incurred in the prior comparative period.
  Interest income held steady at approximately $60,000 for each six month period.
  The foreign exchange loss of $11,587 (2009 – loss of $313,718) results mainly from the conversion of US monetary item balances to CAD for reporting purposes. There were larger fluctuations in the foreign exchange rate in the prior year, whereas the US/CAD conversion rate has held relatively steady in the six month period ended September 30, 2010.
  The Company recorded a loss on dilution of investment of $142,400 in the current period relating to the earn-in by the Company’s joint venture partner Chesser Resources of 51% of the Sisorta project in Turkey.

Three month period ended September 30, 2010 compared to the three month period ended September 30, 2009

The net loss for the period increased by $860,545 to $1,706,861 (2009 - $846,316). While net exploration expenditures remained consistent between periods, at $482,064 for the three months ended September 30, 2010 and $474,452 for the three months ended September 20, 2009, some of the factors contributing to the increase in net loss are as follows:

  Consulting fees increased by $96,185 due to the additional consulting costs incurred on the Company’s strategic business development plans, and a bonus paid during the quarter to the President and CEO for achievements recognized by the Board of Directors.
  Stock based compensation increased by $555,166 due to a larger number of options being granted in the current period and the higher common share price of the Company which increased the fair value for the options granted. Additionally, common shares were issued for discretionary bonuses to officers, directors, employees, and consultants.
  The Company had a $135,060 gain during the period on the sale of some of its marketable securities, while a gain of $202,618 was incurred in the prior comparative period.
  Interest income increased by $32,510 due to the increase in cash available to earn interest paid by financial institutions.
  The foreign exchange loss of $19,784 (2009 – loss of $105,750) results mainly from the conversion of US monetary item balances to CAD for reporting purposes.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at September 30, 2010 was $16,078,793 compared with $13,592,694 at March 31, 2010. The increase in working capital of $2,486,099 from March 31, 2010 was due primarily to cash received from a private placement, a gain on disposition of investments and cash received on issuance of common shares on exercise of stock options offset by its loss from operations.

Subsequent to quarter end, the Company closed a private placement financing for gross proceeds of $17,500,000. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

	Sep. 30	June 30	Mar. 31	Dec. 31
Quarter Ended	2010	2010	2010	2009
Exploration expenditures	$2,544,253	$2,152,620	$1,430,990	$1,982,527
Exploration recoveries	(2,062,189)	(1,175,072)	(952,897)	(1,175,442)
Stock-based compensation	571,103	1,291,898	172,599	13,599
Net loss for the period	(1,706,861)	(2,474,937)	(460,735)	(1,728,520)
Basic net loss per share	(0.04)	(0.07)	(0.02)	(0.06)
Diluted net loss per share	(0.04)	(0.07)	(0.02)	(0.06)

	Sep. 30	June 30	Mar. 31	Dec. 31
Quarter Ended	2009	2009	2009	2008
Exploration expenditures	$2,250,188	$2,193,195	$2,442,828	$2,983,859
Exploration recoveries	(1,775,736)	(1,357,785)	(2,615,471)	(2,489,410)
Stock-based compensation	15,937	277,302	47,282	45,564
Net loss for the period	(846,318)	(1,674,541)	(138,454)	(443,538)
Basic net loss per share	(0.03)	(0.05)	(0.01)	(0.02)
Diluted net loss per share	(0.03)	(0.05)	(0.01)	(0.02)

RELATED PARTY TRANSACTIONS

During the six months ended September 30, 2010, the Company paid or accrued $462,665 (2009 – $280,379) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities, and management and administration services. Of this amount, $279,377 is included in consulting costs and $183,288 is included in administrative services and office costs for administrative services which include: a chief financial officer, a corporate secretary, accounting staff, and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at September 30, 2010, included in accounts payable and accrued liabilities was a total of $11,424 (2009 - $46,735) due to related parties, and a total of $10,000 (2009 - $10,000) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with the Company.

MANAGEMENT COMPENSATION

During the six months ended September 30, 2010, Eurasian paid or accrued $229,614 to a Company controlled by David M. Cole, the President and CEO, for management services. The Company paid $49,763 to a Company controlled by M. Stephen Enders, the Company’s Executive Chairman. These amounts are included in the related party transactions above as consulting costs. Christina Cepeliauskas, the chief financial officer and Kim Casswell, the corporate secretary are employees of Seabord Services, a management services company that is a related party referenced above, and received no management compensation from Eurasian. For the period ended September 30, 2010 the Company’s three non-executive directors were each paid $12,000.

NEW ACCOUNTING POLICIES

Business Combinations and Related Sections

CICA Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602, “Non-Controlling Interests”, replace Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” respectively and establish a new section for accounting for a non-controlling interest in a subsidiary. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective January 1, 2011 prospectively, with early adoption permitted. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP in line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to April 1, 2011. At that point, the Company will begin reporting its financial results under IFRS and therefore does not expect that these new Handbook sections will have a significant impact on the Company’s financial statements in the interim period.

IFRS CHANGEOVER PLAN DISCLOSURE

The Canadian Accounting Standards Board (“AcSB”) has announced its decision to replace Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (IFRS) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date is April 1, 2011, at which time Canadian GAAP will cease to apply for the Company and will be replaced by IFRS. Following this timeline, the company will issue its first set of interim financial statements prepared under IFRS in the second quarter of 2011 including comparative IFRS financial results and an opening balance sheet as of April 1, 2011. The first annual IFRS consolidated financial statements will be prepared for the year ended March 31, 2012 with restated comparatives for the year ended March 31, 2011.

Management has developed a project plan for the conversion to IFRS based on the current nature of operations. The conversion plan is comprised of three phases: 1) Scoping phase which will assess the overall impact and effort required by the Company in order to transition to IFRS; 2) Planning phase which will include a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter; and, 3) Transition phase which will include the preparation of an IFRS compliant opening balance sheet as of April 1, 2011, any necessary conversion adjustments and reconciliations, and preparation of a fully compliant set of IFRS financial statements including all note disclosures.

Management has completed phase one, IFRS Scoping phase, and is now advancing through phase two, the Planning stage. In November 2008 the Company engaged an external IFRS consultant to prepare a summary report and component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines, and has identified a number of differences. Many of the differences identified are not expected to have a material impact on the reported results and financial position.

The Company has recently decided to partner with Issues Central, Inc. (ICI) to assist EMX internal staff in the transition project. ICI are the developers of a comprehensive IFRS software, IFRS PARTNER, that the Company owns and will use in its transition. Working with ICI allows EMX to work with their experts to focus on the most critical IFRS policies and their impacts on the organization and then build the organization’s opening balance sheet along with supporting disclosures.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening deficit as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. During the third quarter of fiscal 2011, management will prepare a presentation to the Audit Committee and the Board of Directors which will focus on the key issues and transitional choices under IFRS 1 applicable to the Company.

Based on management assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note disclosures. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Recently, the securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

SUBSEQUENT EVENTS

On November 15, 2010, the Company closed a private placement, and issued the shares and warrants pursuant to a financing for gross proceeds of $17,500,000 from the sale of 7 million units (a "Unit"). Each Unit, priced at $2.50, consists of one EMX common share and one transferable share purchase warrant (a "Warrant"). Each Warrant will be exercisable over a five-year period to purchase one EMX common share at a purchase price (the "Exercise Price") of $3.50 during the first year, $4.00 during the second year, $4.50 during the third year, $5.00 during the fourth year, and $5.50 during the fifth and final year. If the volume weighted average price of EMX common shares on the TSX Venture Exchange is at least 30% above the current Exercise Price of the Warrants for a period of 30 consecutive trading days, the Company will have the option to give notice that the Warrants must be exercised within 15 trading days or they will be cancelled. The Company paid a fee in respect of subscriptions from investors introduced by a finder. The fee is that number of Units equal to 5% of the number of Units issued pursuant to such subscriptions. In addition, the finder was issued that number of finder warrants equal to 5% of such Units, with each finder warrant being exercisable for two years to acquire one EMX common share for CAD $2.65.

On November 10, 2010 the Company granted 150,000 incentive stock options, exercisable at $2.51 per share for a period of five years, to certain employees and consultants of the Company.

OUTSTANDING SHARE DATA

At November 29, 2010 the Company had 44,570,255 common shares issued and outstanding. There were also 3,440,001 stock options outstanding with expiry dates ranging from December 21, 2010 to November 10, 2015 and 10,496,828 warrants outstanding with expiry dates ranging from January 29, 2012 to November 8, 2015.